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WRITER’S DIRECT DIAL NUMBER: (202) 508-4662
April 17, 2009
VIA EDGAR
Ms. Michelle Roberts
U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549-0504

Re:	Registrant:	BB&T Variable Insurance Funds
	File Nos.:	333-121205 and 811-21682
	Filing Type:	Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A
	Filing Date:	February 27, 2009
Dear Ms. Roberts:
          This letter is in response to oral comments provided to the undersigned by Ms. Michelle Roberts of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the BB&T Variable Insurance Funds (the “Trust”) filed on February 27, 2009. These comments and responses thereto are set forth below.
          Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Ms. Michelle Roberts
April 17, 2009

Comment 1:	With respect to each of the BB&T Large Cap Variable Insurance Fund prospectus, the BB&T Mid Cap Growth Variable Insurance Fund prospectus, and the BB&T Special Opportunities Equity Variable Insurance Fund prospectus, please review the placement of the fourth sentence of the paragraph labeled “Market Risk” in the section entitled “Investment Risks,” which states: “There is also the risk that the current interest rate may not accurately reflect existing market rates.”

Response:	The identified sentence will be removed from the BB&T Large Cap Variable Insurance Fund prospectus, the BB&T Mid Cap Growth Variable Insurance Fund prospectus, and the BB&T Special Opportunities Equity Fund prospectus.
If you have any further questions or comments please do not hesitate to call me at (202) 508-4662 or my colleague Molly Moore at (202) 508-4732.

Sincerely,
/s/ Melissa Gainor
Melissa Gainor

cc:	Alan G. Priest, Esq. Alyssa Albertelli, Esq.